EXHIBIT (a)(5)(H)

PRESS RELEASE

CONTACT:

Bob Marese: (212) 929-5045

Lex Flesher: (212) 929-5397

MacKenzie Partners, Inc.

FOR IMMEDIATE RELEASE:

RISCO INCREASES TENDER OFFER PRICE

FOR INTERNATIONAL ELECTRONICS;

REDUCES CONDITIONS

BOSTON, MA — April 30, 2007 — Rokonet Industries, U.S.A., Inc., a wholly-owned subsidiary of RISCO Ltd. (RISCO), announced today that it has amended its outstanding cash tender offer for all of the common stock of International Electronics, Inc. (IEI) (OTCBB: IEIB) not already owned by it or its subsidiaries to:

•	Increase the offer price to $4.00 per share in cash — an increase of over 14% from the previous offer;

•	Waive RISCO’s right to reduce the tender price while its offer is outstanding; and

•	Reduce the minimum number of shares required to be validly tendered and not withdrawn in RISCO’s offer to 50.1% of the outstanding shares (on a fully diluted basis).

“On May 18, IEI shareholders have a very important vote,” said RISCO Chairman, Moshe Alkelai, “They will decide whether any IEI shares RISCO acquires in its tender offer will have voting rights. RISCO’s all cash, fully financed offer, is not conditioned on due diligence and will pay all tendering shareholders $4.00 cash per share. It is truly unfortunate that IEI’s Management and Board seek to obstruct the rights of shareholders, the true owners of the Company, by entrenching themselves. Had they not done so RISCO’s offer could have been consummated long ago.”

MacKenzie Partners, Inc. is the Information Agent for RISCO’s tender offer and any questions or requests for the Offer to Purchase and related materials with respect to the tender offer may be directed to MacKenzie Partners, Inc.

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the solicitation of proxies of Rokonet Industries, U.S.A., Inc. from stockholders of IEI in connection with the special meeting of IEI stockholders to be held on May 18, 2007. Rokonet Industries, U.S.A.,

Inc. will file a definitive proxy statement on Schedule 14A. IEI STOCKHOLDERS SHOULD READ THOSE MATERIALS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION REGARDING RISCO’S PROPOSAL. Stockholders will be able to obtain the proxy statement and related materials with respect to the special meeting free at the SEC’s website at www.sec.gov or from Rokonet Industries, U.S.A., Inc. by contacting Mackenzie Partners, Inc. toll free at 1-800-322-2885 or collect at 1-212-929-5500 or via email at proxy@mackenziepartners.com.

The offer to buy IEI common stock is only being made pursuant to an offer to purchase and related materials that Rokonet Industries, U.S.A., Inc. has filed with the SEC. IEI STOCKHOLDERS SHOULD READ THESE MATERIALS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. Stockholders will be able to obtain the offer to purchase and related materials with respect to the tender offer at the SEC’s website at www.sec.gov or from Rokonet Industries, U.S.A., Inc. by contact Mackenzie Partners, Inc. toll free at 1-800-322-2885 or collect at 1-212-929-5500 or via email at proxy@mackenziepartners.com.

Participants in Solicitation

Rokonet Industries, U.S.A., Inc. and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of IEI common stock in respect of the proposed special meeting of stockholders. Certain information about such persons and their interest in the solicitation will be contained in the proxy statement regarding the special meeting, when it becomes available.